Exhibit 99.2

Tech Mahindra and Mahindra Satyam strengthen their
boards with executive leadership appointments
•	Sanjay Kalra — CEO, Tech Mahindra
•	C.P. Gurnani — CEO, Mahindra Satyam
Mumbai, India, June 23, 2009: In a landmark development, Tech Mahindra Limited and Satyam Computer Service Limited announced the executive appointments of Sanjay Kalra as CEO, Tech Mahindra and CP Gurnani as CEO, Mahindra Satyam (the new brand identity of Satyam Computer Services Limited). Both these industry veterans in their executive roles will be instrumental in driving their respective company’s growth. Another notable appointment is of S Durga Shankar, who has been appointed as the Chief Financial Officer of Mahindra Satyam
Speaking on the new appointments, Mr. Anand Mahindra, Chairman, Tech Mahindra Limited said, “I am delighted to announce the appointment of Mr. Vineet Nayyar as the Executive Vice-Chairman for Tech Mahindra and Mahindra Satyam, and the induction of Sanjay Kalra and CP Gurnani as the respective CEOs of Tech Mahindra and Mahindra Satyam. These executive appointments will help the respective companies leverage their immense global experience across different verticals, in their quest to take an unassailable lead.”
“Both CP and Sanjay are accomplished leaders, with extensive experience in managing global business operations. In their executive roles, they will ensure swift and effective execution of the go to market strategy envisaged by both organisations,” commented Vineet Nayyar, Executive Vice Chairman of Mahindra Satyam’s Board of Directors.
“I would like to thank Mr. A. S. Murthy for his outstanding leadership and wise counsel during a most difficult time. His efforts have been vital to the company’s recovery, and he will continue to play a crucial role on Mahindra Satyam’s leadership team,” Nayyar added.
Sanjay Kalra commented, “Tech Mahindra’s single focus and innovation in the Telecom ecosystem has served us well to date and made us a leader in the domain. We will continue to serve our clients and partners with new solutions and offerings. We are excited about Mahindra Satyam’s capabilities and will synergise them with Tech Mahindra’s proven governance practices, financial rigour and business discipline.”
C. P. Gurnani, commenting on his appointment, said “Mahindra Satyam has four immediate priorities: to strengthen corporate governance, enhance customer delight, regain market share, and build the brand. I am delighted to have the opportunity to lead the organization toward those objectives, and I am confident we will succeed. We have a clear vision, world-class leadership, the industry’s most talented professionals, ample resources, and an unswerving drive to succeed.”

Vineet Nayyar
Vineet provides strategic direction and road map for Tech Mahindra. An accomplished leader, Vineet has led several organizations across industries, creating high performance teams and successful businesses. In a career spanning over 40 years, he has worked with the Government, international multilateral agencies and the corporate sector (both public and private).
Vineet started his career with the Indian Administrative Service and has held a series of senior positions in the government. He worked with the World Bank for over 10 years and was successively the Chief for the Energy, Infrastructure and the Finance Divisions for East Asia and Pacific.
Vineet was also the founding Chairman and Managing Director of the state owned Gas Authority of India and has served as the Managing Director of HCL Corporation Ltd and as the Vice Chairman of HCL Technologies Ltd. He was a co-founder and Chief Executive Officer of HCL Perot Systems.
Vineet Nayyar has a master’s degree in development economics from Williams College, Massachusetts.
Sanjay Kalra
Sanjay Kalra, 46, is the President — Strategic Initiatives, Tech Mahindra and has spearheaded the BT relationship and business transformation services at Tech Mahindra. In a career spanning 20+ years, Sanjay has leveraged offshore delivery to create new products and business lines and nurtured start-ups and led high growth businesses.
Prior to joining Tech Mahindra, Sanjay was the chief executive officer, DSL Software (a joint venture between HCL and Deutsche Bank) and has served as President, HCL Technologies Europe. Sanjay has also held global roles in Schlumberger and Tata Unisys and led the creation and incubation of Cisco’s first outsourced R&D center outside North America with around 1000 engineers.
An IIT Delhi Alumnus, Sanjay was the recipient of the Alumni award for National Development in 2007.
C.P.Gurnani
Gurnani, 50, is the head of Tech Mahindra’s global operations, sales and marketing functions, and leads the development of Tech Mahindra’s competency & solution units.
In a career spanning over 26 years, Gurnani has held several leading positions with HCL Hewlett Packard Limited, Perot Systems (India) Limited and HCL Corporation Ltd. Prior to joining Tech Mahindra, Gurnani was the Chief Operating Officer and a co-founder of Perot Systems (India) Limited, initially set up as HCL Perot Systems. Gurnani has extensive experience in building international business, start-ups, turnarounds, joint ventures and mergers & acquisitions.
Gurnani received a chemical engineering degree from the National Institute of Technology— Rourkela. He takes a keen interest in community work and was nominated by Ernst & Young for the Entrepreneur of the Year Award in 2007.
In addition to his responsibilities at Tech Mahindra, Gurnani’s principal directorships include serving as a director on the boards of directors of CanvasM Technologies Limited, CanvasM (Americas) Inc., Mahindra Logisoft, Servista Limited and the Tennenbaum Institute at the Georgia Institute of Technology.
S. Durgashankar
Mr. Durgashankar is currently the Senior VP, Mergers & Acquisitions at M&M Ltd.
Prior to his this role he was the Group CFO, KSK Energy Ventures Limited. Before joining KSK Energy Ventures Ltd,, he played a pivotal role in setting up the in-house investment banking activities for the Mahindra Group and spearheaded various domestic and international acquisitions.
Durgashankar brings about 26 years of experience in Investment Banking Advisory — M&A, Corporate Strategy, Corporate Treasury and International Investor Relations. Durgashankar has held several leading positions as Vice President, Corporate Strategy with M&M, as Treasurer, M&M and Zonal Manager, Chennai Zone at ICICI.
Durgashankar holds a Bachelor’s degree in Commerce and ACA.
About Tech Mahindra
Tech Mahindra is a leading provider of solutions and services to the telecommunications industry, majority stake owned by Mahindra & Mahindra Limited, in partnership with British Telecommunications plc. With total revenues of Rs 4464.7 crores in the year ended March 31, 2009, Tech Mahindra serves telecom service providers, equipment manufacturers, software vendors and systems integrators. Tech Mahindra solutions enable clients to maximize returns on IT investment by achieving fast time to market, reduced total cost of ownership and high customer satisfaction. Tech Mahindra achieves this through its domain and process expertise, distinctive IT skills, research and development, proven innovative delivery models and approach to off shoring.
Assessed at SEI-CMMi Level 5 and PCMM Level 5, Tech Mahindra’s track record for value-delivery is supported by 25000 professionals who provide a unique blend of culture, domain expertise and in-depth technology skill-sets. Its development centres are ISO 9001:2000 & BS7799 certified. Tech Mahindra has principal offices in the UK, United States, Germany, UAE, Egypt, Singapore, India, Thailand, Taiwan, Malaysia, Philippines, Canada & Australia.

About Mahindra Satyam
Mahindra Satyam (the new brand identity of Satyam Computer Services Ltd. — NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Mahindra Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations.
Safe Harbor
Statements contained in this press release regarding future events or actions and all other statements in this release other than recitation of historical facts are forward-looking statements. Words such as “expect”, “intend”, “may”, “will”, and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements of events or actions to differ materially from results expressed or implied by this press release. Such risk factors include, among others: the competitive environment in the information technology services industry and competitive responses to the proposed acquisition; and whether the companies can successfully provide services/products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this press release. This document does not constitute an offer to purchase or to sell securities in any jurisdiction.
Additional Information
In connection with the Offer for certain equity shares of Satyam Computer Services, Ltd., Venturbay Consultants Private Limited, and Tech Mahindra Limited have filed tender offer documentation with regulatory authorities including the Securities and Exchange Board of India and the United States Securities and Exchange Commission (SEC). The Offer is subject to various terms and conditions included in these materials. Investors and Satyam shareholders are strongly encouraged to read these materials including, for investors in Satyam’s American Depositary Shares, the tender offer statement and related documents filed with the SEC, because they will contain important information. Documents filed with the SEC are available for no charge on the SEC’s website at www.sec.gov.
For further information, contact:

Ms Roma Balwani	Ms. Pooja Sabharwal / Mr. Ashish Arora
VP & Head — Corporate Communications	Genesis Burson- Marsteller
Mahindra & Mahindra Ltd.	Mobile No.: +91 9833362466/ +91 9820024293
Phone: 022 — 24901441	Email: pooja.sabharwal@bm.com / ashish.arora@bm.com
Fax: 022 — 2490 0830
Email: balwani.roma@mahindra.com